

September 12, 2012

Via E-mail
Mr. Andy Tsui
Chief Accounting Officer
Entertainment Gaming Asia Inc.
Unit 3705, 37/F, The Centrium, 60 Wyndham Street
Central, Hong Kong

    RE: **Entertainment Gaming Asia Inc.**
                    Form 10-K for the Year Ended December 31, 2011
                    Filed March 30, 2012
                    File No. 1-32161

Dear Mr. Tsui:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Rufus Decker

                             Rufus Decker
                             Accounting Branch Chief